Speaker 1:   Once you get it, it's gone before you know it.

Speaker 2:   We love smoking butts.

Speaker 3:   We put a dry rub on them, we grill them, we put a barbecue sauce.

Speaker 4:   Real juicy, they're just tender as can be.

Speaker 3:   We went out of our way to make everything unique on the menu. We wanted to take it to another level.

Speaker 4:   This is the reason we do barbecue.